

Mail Stop 3720

July 28, 2017

Mr. Barry M. Faber
General Counsel
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Road
Hunt Valley, Maryland 21030

> **Re: Sinclair Broadcast Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 3, 2017**
> **File No. 333-219135**

Dear Mr. Faber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page / Letter to Tribune Shareholders

1. Please disclose the total number of Sinclair Class A common shares to be issued pursuant to the merger.

What equity stake will the pre-transaction Tribune shareholders and Sinclair shareholders hold after the closing of the transaction?, page 2

2. In light of the fact that Sinclair has two classes of common stock, Class A and Class B, with Class B shares having ten votes per share, please consider adding another question regarding the voting control that pre-transaction Tribune shareholders and Sinclair shareholders will have following the closing of the transaction.

Conditions to the Closing of the Transaction, page 15

3. We note the ability of either party to waive conditions to merger. Please disclose here
    whether it is the board's intent to resolicit stockholder approval if either party waives
    material conditions. We believe that resolicitation is generally required when parties waive
    material conditions to a merger, and such changes in the terms of the merger render the
    disclosure that you previously provided to shareholders materially misleading.

Financing of the Transaction, page 19

4. Please disclose the total amount of funds needed to consummate the merger and the amount
    of funds needed for each purpose, such as the cash consideration to be paid to Tribune
    shareholders. Also disclose the total additional debt Sinclair will incur in connection with
    the transaction.

5. Please clarify if it is a condition to the merger for Sinclair to obtain financing for the
    transaction.

Risk Factors, page 35

This transaction is subject to certain conditions, including conditions that may not be satisfied or
completed on a timely basis, if at all., page 35

6. We note disclosure in paragraph 3 on page 36 that Sinclair has agreed to divest one or more
    televisions stations in certain specified markets as necessary to comply with the FCC's Local
    Television Multiple Ownership Rule. Please revise here, or in another appropriate section of
    your prospectus/proxy, to discuss in which markets Sinclair may be required to divest
    stations.

Background of the Transaction, page 57

7. Please supplementally provide us with all board books that are materially related to the
    combination between Sinclair Broadcast Group, Inc. and Tribune Media.

Tribune's Reasons for the Transaction and Recommendation of the Tribune Board, page 66

8. Please discuss the Tribune board's June 24, 2017 re-affirmation of its recommendation that
    Tribune Shareholders vote to approve the merger proposal following the discovery that
    certain calculations made by the Tribune financial advisors did not accurately reflect the
    financial projections and assumptions that Tribune management had provided to them. In
    your discussion of the Tribune board's consideration of this matter, describe how the
    advisors' financial analyses, such as their discounted cash flow analyses, changed.

Summary of Financial Analyses, page 89

9. Please revise the final paragraph on page 90 to briefly explain why the original Guggenheim calculation of unlevered free cash flow did not accurately reflect the financial projections and assumptions that Tribune management had provided to it.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD11—Telecommunication

cc: Philip Richter, Esq.
     Fried, Frank LLP